

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 2, 2015

<u>Via E-mail</u>
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Ingevity Corporation
5255 Virginia Avenue
North Charleston, South Carolina 29406

    **Re: Ingevity Corporation
            Registration Statement on Form 10-12B
            Filed October 06, 2015
            File No. 001-37586**

Dear Mr. McIntosh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-12B Filed October 6, 2015</u>

<u>General</u>

1. We note that you intend to provide significant additional information in amendments to the registration statement, such as the treatment of equity awards held by WestRock employees, additional disclosure of conditions subsequent to the distribution of stock, financing arrangements pertaining to the separation, board of directors nominees and compensation, executive officers and compensation, the compensation discussion and analysis, allocation of assets and liabilities, beneficial ownership of securities, contracts material to Ingevity's operation, Ingevity's Certificate of Incorporation and Bylaws and a description of indebtedness. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10. We will need adequate time to review the disclosures and may have additional comments.

2. Please include interim financial statements for the period ended September 30, 2015. Please similarly update all financial information throughout your filing. See Rule 3-12(a) of Regulation S-X. Also, please address if and how the recent merger of MeadWestvaco Corporation and Rock-Tenn Company, completed on July 1, 2015, impacts your financial statements.

Information Statement filed as Exhibit 99.1

Summary, page 1

3. Currently, your summary duplicates much of the information fully discussed elsewhere in your information statement, such as in your "Business" section. Specifically, we note that your summary is a near verbatim copy of pages 71 to 81. Please revise your summary to provide a brief overview of the key aspects of the filing.

4. Please revise your presentations of non-GAAP measures on pages 1, 10, 24, 71, and 75 to present the most directly comparable GAAP measures with equal or greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

5. On page 31 you disclose that one customer accounted for more than 10% of total sales for 2014. Pursuant to Item 101(c)(vii) of Regulation S-K, please provide the name of that customer and describe your relationship, including, if true, that this customer accounted for $20 million and $27 million of accounts receivable for FYs 2014 and 2013, respectively. In addition, please tell us what consideration you gave to filing any agreements with this customer as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Summary Historical and Pro Forma Financial Data, page 21

6. Please enhance your disclosure here and on page 53 to provide cautionary disclosures that the non-GAAP measures you present may not be comparable to similarly titled measures used by other entities.

7. Please present pro forma earnings per share here and on page 50. Also, based on your intention to incur long-term debt to pay a dividend to your parent prior to the separation, please present long-term debt on page 22.

Risk Factors, page 23

8. We note Ingevity will conduct substantial overseas operations and numerous sections throughout the information statement highlight the importance of foreign exchange rates on your profitability. Please provide an independent risk factor discussing the possibility

that fluctuations in currency exchange rates may negatively affect your profitability. See Item 503(c) of Regulation S-K.

Unaudited Pro Forma Combined Financial Statements, page 44

9. We note that you have not completed your pro forma financial statements. We remind you that when you provide completed pro forma financial statements we will need sufficient time to review them and may have additional comments. We also remind you that you should disclose the nature and amount of each pro forma adjustment and provide sufficient information for a reader to understand how each adjustment was calculated. On a preliminary basis, please address the following:

    *   Prepare and present both your annual and interim unaudited pro forma combined statements of operations as though the distribution occurred on January 1, 2014;

    *   Disclose and discuss the specific nature of all assets and liabilities to be transferred that were not included in your historical financial statements and more fully explain why they were not included and why they are being transferred; and,

    *   Disclose and discuss the terms of any material agreements with your parent that may impact your operations subsequent to the separation.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Ingevity, page 51

Drivers of Demand and Key Factors Affecting Profitability, page 54

10. We note your identification of key factors affecting demand and profitability by segment, as well as the identification of factors under the Segment Reviews beginning on page 59. Please expand your discussion in this section to provide analysis of how the factors cited have impacted results so that investors can discern how these material trends and uncertainties will have, or are reasonably likely to have, a material impact on your future results of operations. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 55

11. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your selling, general and administrative expenses were impacted by higher commissions due to higher sales in pavement technologies, continued investments in sales and technical support capabilities, and investments in product development and innovation in 2014 as compared to 2013. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please

revise your MD&A accordingly to separately quantify the reasons for fluctuations between all periods presented wherever possible.

12. Please revise your MD&A to disclose and discuss the reasons for changes in volume and price that impacted sales.

13. Please revise your MD&A to disclose and discuss changes in expenses as a percent of sales.

Liquidity and Capital Resources, page 63

14. We note that you have operations in multiple areas of the world. As such, please consider enhancing your liquidity disclosure to address the following, if material:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2014; and,

- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S., if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Business, page 71

15. Please provide the full disclosure of financial information about geographic areas that Item 101(d) of Regulation S-K requires.

Financial Statements

General

16. You include disclosures on pages 31 and 80 regarding a customer who represented more than ten percent of revenue for 2014. With reference to ASC 280-10-50-42, please disclose the total amount of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to your financial statements. Please also disclose the identity of the segment(s) that reports revenue derived from customer(s) who represented more than ten percent of revenue for each period presented.

Summary of Significant Accounting Policies, page F-8

Net Parent Investment, page F-9

17. For each period presented, please present an analysis of your transactions with MeadWestvaco Corporation by providing a listing of the transactions, and, if applicable, average balances due to/from your parent as required by SAB Topic 1:B:1 question 4. Also, please reconcile your disclosure on page F-8 that allocated expenses from MWV are reflected in operating activities in the statements of cash flows with your disclosure here that transactions with MWV are reflected in financing activities in the statements of cash flows.

Depreciation, page F-10

18. The range of useful lives for your machinery and equipment of five to thirty years is very broad. Please consider breaking out the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range and disclosing the weighted average useful life.

Note G. Allocated Costs and Related-Party Transactions, page F-15

19. Since agreements with related parties are by definition not at arm's length and may be changed at any time, please disclose, if practicable, management's estimate of what expenses would have been on a stand-alone basis for each period presented. If it is not practicable to provide such an estimate, please state that fact. Please similarly revise the interim financial statements. Refer to SAB Topic 1:B.1.

Note O. Segment information, page F-21

20. Please explain to us how you considered ASC 280-10-50-40 in your determination that product line disclosures are not required. We note from your disclosures that you appear to sell products across multiple product lines.

Note Q. Subsequent Events, page F-23

21. Please enhance your disclosure here and on page F-36 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Combined Interim Balance Sheets, page F-28

22. Please reflect the intended dividend to your parent on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

Exhibits, page 3

23. We note that Ingevity intends to enter into financing arrangements prior to or concurrent with the separation. Please tell us whether you intend to file these arrangements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Law Clerk, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-mail
        Gregory Ostling